BMO Financial Group Reports First Quarter 2021 Results

EARNINGS RELEASE

BMO’s First Quarter 2021 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended January 31, 2021, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

First Quarter 2021 Compared With First Quarter 2020:

•	Net income of $2,017 million, an increase of 27%; adjusted net income[1] of $2,038 million, an increase of 26%

•	Reported EPS[2] of $3.03, an increase of 28%; adjusted EPS[1,2] of $3.06, an increase of 27%

•	Provision for credit losses (PCL) of $156 million, compared with $349 million

•	Reported net efficiency ratio[3] of 56.7%, compared with 60.8%; adjusted net efficiency ratio[1,3] of 56.3%, compared with 60.3%

•	ROE of 15.7%, compared with 13.3%; adjusted ROE[1] of 15.8%, compared with 13.5%

•	Common Equity Tier 1 Ratio of 12.4%, an increase from 11.4% in the prior year

Toronto, February 23, 2021 – For the first quarter ended January 31, 2021, BMO Financial Group recorded net income of $2,017 million or $3.03 per share on a reported basis, and net income of $2,038 million or $3.06 per share on an adjusted basis.

“We had a very strong start to the year, continuing to build on clear and consistent operating momentum to deliver first quarter adjusted net income of over $2 billion, earnings per share of $3.06, and pre-provision, pre-tax earnings growth of 16% from last year and 13% from last quarter. We achieved solid revenue growth of 6%, compared with the prior year and the prior quarter, and continued to effectively manage expenses and strategically invest for future growth, with operating leverage above 7% and an efficiency ratio of 56.3%. Credit performance was very strong, reflecting both the credit quality of our loan portfolio and our commitment to superior risk management. All businesses performed well, particularly in our U.S. segment, which remains a key driver of diversified earnings growth now and in the future,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“In addition to our strong financial results this quarter, we were proud to be named as the top North American bank in Corporate Knights’ 2021 Global 100 Most Sustainable Corporations in the World and are pleased to be an early signatory to the United Nations Principles for Responsible Banking. We remain resolute in the support of our customers and communities in the face of ongoing challenges related to the pandemic and are focused on helping them recover stronger as the economy rebounds.”

“We have a diversified and resilient model, a strong capital position and good momentum across our businesses that are well-positioned for the evolving environment. We are executing against a strategy to accelerate long-term growth and deliver top-tier shareholder value,” concluded Mr. White.

Reported net income increased 27% and adjusted net income increased 26% from the prior year. Adjusted results exclude the amortization of acquisition-related intangible assets and acquisition integration costs. The increase in net income was driven by net revenue3 growth of 6%, with increases across all operating groups, a decrease in expenses and lower provisions for credit losses.

Return on equity (ROE) was 15.7%, compared with 13.3% in the prior year, and adjusted ROE was 15.8%, compared with 13.5%. Return on tangible common equity (ROTCE) was 18.2%, an increase from 15.7% in the prior year, and adjusted ROTCE was 18.2%, an increase from 15.8%.

Concurrent with the release of results, BMO announced a second quarter 2021 dividend of $1.06 per common share, unchanged from the prior quarter and the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.

  Note: All ratios and percentage changes in this document are based on unrounded numbers.

First Quarter Performance Review

Canadian P&C

Reported and adjusted net income was $737 million, an increase of $38 million or 5% from the prior year. Results were driven by higher revenue, with an increase in net interest income, partially offset by a decrease in non-interest revenue, lower expenses and a modest decrease in the provision for credit losses.

During the quarter, Canadian P&C and Visa Canada launched the new BMO eclipse Visa Infinite and BMO eclipse Visa Infinite Privilege credit cards. The new cards are designed to meet the everyday lifestyle needs of Canadians by providing both accelerated earnings on key spending categories and increased flexibility and choice in redemptions.

U.S. P&C

Reported net income was $582 million, an increase of $231 million or 66% from the prior year, and adjusted net income was $589 million, an increase of $228 million or 63%.

Reported net income was US$454 million, an increase of US$187 million or 70% from the prior year, and adjusted net income was US$459 million, an increase of US$184 million or 67%. Results were driven by higher revenue with increases in both net interest income and non-interest revenue, lower expenses and a lower provision for credit losses, primarily due to lower commercial provisions.

During the quarter, we launched BMO EMpower, a five-year, US$5 billion pledge aimed at addressing key barriers faced by minority businesses, communities and families in the United States. As part of BMO’s Purpose to Boldly Grow the Good in business and life, BMO EMpower is a series of long-term lending pledges designed to drive meaningful change and champion racial equity.

BMO Wealth Management

Reported net income was $358 million, an increase of $67 million or 23% from the prior year, and adjusted net income was $366 million, an increase of $66 million or 22%. Results were driven by higher net revenue, and a modest decrease in expenses and in the provision for credit losses. Traditional Wealth reported net income was $286 million, an increase of $77 million or 37%, and adjusted net income was $294 million, an increase of $76 million or 35%, driven by higher revenue, primarily reflecting stronger global markets and higher online brokerage revenue. Insurance net income was $72 million, compared with $82 million in the prior year.

BMO was recognized by Investment Week’s Sustainable and ESG Investment Awards, winning Best Sustainable and ESG Research Team for the third consecutive year and Best Sustainable and ESG Equity Fund for its BMO Responsible Global Equity Fund. In addition, we entered into an agreement to divest our private banking business in Hong Kong and Singapore to J. Safra Sarasin Group. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the first half of calendar 2021.

BMO Capital Markets

Reported net income was $483 million, an increase of $127 million or 36% from the prior year, and adjusted net income was $489 million, an increase of $127 million or 35%. Results were driven by strong revenue performance in Global Markets, partially offset by higher performance-based expenses, with a modest decrease in the provision for credit losses.

During the quarter, we continued to support clients with our deep industry expertise and insights across different sectors. BMO Capital Markets acted as left lead arranger, joint bookrunner and administrative agent on US$500 million of senior secured credit facilities for Centerbridge Partners’ acquisition and combination of daVinci Payments and North Lane Technologies under Syncapay Inc. We also acted as financial advisor, joint lead arranger and joint bookrunner for Clearlake Capital’s and TA Associates’ portfolio company, Ivanti Software, on $1.8 billion of acquisition financing of MobileIron and Pulse Secure.

Corporate Services

Corporate Services reported and adjusted net loss for the quarter was $143 million, compared with a net loss of $105 million in the prior year. Results decreased, primarily due to higher expenses and the impact of a favourable tax rate in the prior year.

Adjusted results in this First Quarter Performance Review section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The order in which the impact on net income is discussed in this section, and elsewhere in the MD&A, follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

1 Financial Group First Quarter 2021 Earnings Release

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 12.4% as at January 31, 2021. The CET1 Ratio increased from 11.9% in the prior quarter, driven by strong internal capital generation and other net positive changes, including lower risk-weighted assets.

Credit Quality

Total provision for credit losses was $156 million, a decrease of $193 million from the prior year. The total provision for credit losses ratio was 14 basis points, compared with 31 basis points in the prior year. The provision for credit losses on impaired loans was $215 million, a decrease of $109 million from $324 million in the prior year, largely due to lower commercial provisions in U.S. P&C. The provision for credit losses on impaired loans ratio was 19 basis points, compared with 29 basis points in the prior year. There was a $59 million recovery of the provision for credit losses on performing loans in the current quarter, compared with a $25 million provision in the prior year. The $59 million recovery of the provision for credit losses on performing loans reflects an improving economic outlook and positive credit migration, largely offset by the impact of the uncertain environment on credit conditions, including an increased adverse scenario weight. Refer to the Accounting Policies and Critical Accounting Estimates section and Note 3 in our unaudited interim consolidated financial statements for further information on the allowance for credit losses as at January 31, 2021.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Caution

The extent to which the COVID-19 pandemic impacts BMO’s business, results of operations, reputation and financial performance and condition, including its regulatory capital and liquidity ratios, and credit ratings, as well as its impact on our customers, competitors and trading exposures, and the potential for loss from higher credit, counterparty and mark-to-market losses will depend on future developments, which are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by governments, and governmental and regulatory authorities, which could vary by country and region, and other third parties in response to the pandemic. The COVID-19 pandemic may also impact our ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. For additional information, refer to the Impact of COVID-19 section on page 8 and the Top and Emerging Risks That May Affect Future Results section on page 28 in our First Quarter 2021 Report to Shareholders.

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Financial Group First Quarter 2021 Earnings Release 2

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items, as set out in the table below. Please refer to the Foreign Exchange section in our First Quarter 2021 Report to Shareholders for a discussion of the effects of changes in exchange rates on BMO’s results. Pre-provision pre-tax earnings (PPPT) is a non-GAAP measure, and is calculated as the difference between revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-interest expense. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q1-2021	Q4-2020	Q1-2020
Reported Results
Revenue	6,975	5,986	6,747
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(601)	-	(716)
Revenue, net of CCPB	6,374	5,986	6,031
Total provision for credit losses	(156)	(432)	(349)
Non-interest expense	(3,613)	(3,548)	(3,669)
Income before income taxes	2,605	2,006	2,013
Provision for income taxes	(588)	(422)	(421)
Net income	2,017	1,584	1,592
EPS ($)	3.03	2.37	2.37
Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(3)	(3)
Amortization of acquisition-related intangible assets (2)	(25)	(30)	(29)
Adjusting items included in reported pre-tax income	(28)	(33)	(32)
Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(3)	(2)
Amortization of acquisition-related intangible assets (2)	(19)	(23)	(23)
Adjusting items included in reported net income after tax	(21)	(26)	(25)
Impact on EPS ($)	(0.03)	(0.04)	(0.04)
Adjusted Results
Revenue	6,975	5,986	6,747
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(601)	-	(716)
Revenue, net of CCPB	6,374	5,986	6,031
Total provision for credit losses	(156)	(432)	(349)
Non-interest expense	(3,585)	(3,515)	(3,637)
Income before income taxes	2,633	2,039	2,045
Provision for income taxes	(595)	(429)	(428)
Net income	2,038	1,610	1,617
EPS ($)	3.06	2.41	2.41

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)	These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided below.

 Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

Summary of Reported and Adjusted Results by Operating Group

(After-tax Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q1-2021
Reported net income (loss)	737	582	1,319	358	483	(143)	2,017
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	-	7	7	8	4	-	19
Adjusted net income (loss)	737	589	1,326	366	489	(143)	2,038
Q4-2020
Reported net income (loss)	647	324	971	320	379	(86)	1,584
Acquisition integration costs (1)	-	-	-	-	3	-	3
Amortization of acquisition-related intangible assets (2)	1	9	10	8	5	-	23
Adjusted net income (loss)	648	333	981	328	387	(86)	1,610
Q1-2020
Reported net income (loss)	699	351	1,050	291	356	(105)	1,592
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	-	10	10	9	4	-	23
Adjusted net income (loss)	699	361	1,060	300	362	(105)	1,617

(1)	KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $3 million in each of Q1-2021, Q4-2020 and Q1-2020 are included in non-interest expense in BMO Capital Markets.
(2)

Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups. Canadian P&C amounts of $nil in Q1-2021, $1 million in Q4-2020, and $nil in Q1-2020. U.S. P&C amounts of $9 million in Q1-2021 and $13 million in both Q4-2020 and Q1-2020. BMO Wealth Management amounts of $10 million in both Q1-2021 and Q4-2020, and $11 million in Q1-2020. BMO Capital Markets amounts of $6 million in both Q1-2021 and Q4-2020, and $5 million in Q1-2020.

 Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

3 Financial Group First Quarter 2021 Earnings Release

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2021 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, our response to the COVID-19 pandemic and its expected impact on our business, operations, earnings, results, and financial performance and condition, as well as its impact on our customers, competitors, reputation and trading exposures, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies, and its heightening of certain risks that may affect our future results; the possible impact on our business and operations of outbreaks of disease or illness that affect local, national or international economies; general economic and market conditions in the countries in which we operate; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; changes in monetary, fiscal, or economic policy, and tax legislation and interpretation; interest rate and currency value fluctuations, as well as benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to or affecting economic or trade matters; the Canadian housing market and consumer leverage; climate change and other environmental and social risks; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that starts on page 73 of BMO’s 2020 Annual Report, and the Risk Management section on page 28 of our First Quarter 2021 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2020 Annual Report and updated in the Economic Review and Outlook section set forth in our First Quarter 2021 Report to Shareholders, as well as in the Allowance for Credit Losses section on page 114 of BMO’s 2020 Annual Report and the Allowance for Credit Losses section set forth in our First Quarter 2021 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook and Allowance for Credit Losses sections in our First Quarter 2021 Report to Shareholders.

Financial Group First Quarter 2021 Earnings Release 4

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2020 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, February 23, 2021, at 7.15 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 1365804#. A replay of the conference call can be accessed until Tuesday, March 23, 2021, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9195676#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Lehmann, Toronto, paul.lehmann@bmo.com, 416-867-3915

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

November 2020: $94.82

December 2020: $97.32

January 2021: $97.15

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2020 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2020 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2021 The next Annual Meeting of Shareholders will be held virtually on Wednesday, April 7, 2021.

® Registered trademark of Bank of Montreal

5 Financial Group First Quarter 2021 Earnings Release